Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-227001

Pricing Supplement Dated February 18, 2020 To the Product Prospectus Supplement FIN-1 dated September 20, 2018, and the Prospectus Supplement and Prospectus, each dated September 7, 2018	$5,000,000 3 Month U.S. Dollar ICE LIBOR Linked Notes, due February 25, 2021 Royal Bank of Canada

Royal Bank of Canada is offering the 3 Month U.S. Dollar ICE LIBOR Linked Notes (the “Notes”) described below.
The CUSIP number for the Notes is 78014RCJ7.
The Notes will pay interest quarterly at the rate of 8.00% per annum. We will pay interest on the Notes (each an “Interest Payment Date”), commencing on May 25, 2020.
The payment at maturity will depend on the “Reference Rate,” which is the 3 Month U.S. Dollar ICE LIBOR Rate.
If the Reference Rate is less than 0.8473% on the “Observation Date,” you could lose all or a substantial portion of the principal amount.
The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Additional Risk Factors” on page P-5 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement FIN-1 dated September 20, 2018, and “Risk Factors” beginning on page S-1 of the prospectus supplement dated September 7, 2018.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality. The Notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The initial estimated value of the Notes as of the date of this pricing supplement is $983.60 per $1,000 in principal amount, which is less than the price to public. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
RBC Capital Markets, LLC will offer the Notes at varying public offering prices related to prevailing market prices, and will purchase the Notes from us on the issue date at a purchase price of 99.00% of the principal amount.  See “Supplemental Plan of Distribution (Conflicts of Interest)” below.
We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on February 25, 2020, against payment in immediately available funds.

RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement FIN-1, the prospectus supplement, and the prospectus.

Issuer:	Royal Bank of Canada (“Royal Bank”)
Underwriter:	RBC Capital Markets, LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess of $1,000
Pricing Date:	February 18, 2020
Issue Date:	February 25, 2020
Maturity Date:	February 25, 2021
Observation Date:	February 18, 2021, subject to postponement if that day is not a business day in New York City and London.
Interest Rate:	8.00% per annum.
Interest Payment Dates:
Quarterly, on the 25th day of each February, May, August and November, commencing on May 25, 2020. If any payment date on the Notes is not a New York or London business day, that payment will be postponed to the next such business day, and no additional interest will accrue on the Notes as a result of such postponement.

Reference Rate:	3 Month USD LIBOR, as reported on Reuters page LIBOR01 or any successor page.
Determination of LIBOR:	For additional information as to the determination of the Reference Rate, see “Determination of USD LIBOR” below.
Final Reference Rate:	The Reference Rate on the Observation Date.
Payment at Maturity:
If the Final Reference Rate is greater than or equal to 0.8473%, we will pay you the principal amount, together with the applicable interest payment.
If the Final Reference Rate is less than 0.8473%, in addition to the applicable interest payment, we will pay you an amount equal to: (a) the principal amount multiplied by (b) a fraction, (1) the numerator of which is the Final Reference Rate and (2) the denominator of which is 0.8473%. This payment will not be less than $0.00.  In this case, you could lose all or substantially all of the principal amount of the Notes.

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled income-bearing derivative contract linked to the Reference Rate for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence.  Please see the section

P-2	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021

below, “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion in the product prospectus supplement dated September 20, 2018 under “Tax Consequences,” which apply to the Notes.

Distribution:
The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and no dealer may make offers of the Notes to any such investor. Each investor, by purchasing the Notes, agrees not to transfer them to any person or entity that is not a United States person.

Calculation Agent:	RBC Capital Markets, LLC
Early Redemption:	Not applicable.
Survivor’s Option:	Not applicable.
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated September 7, 2018).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on page P-2 and page P-3 of this pricing supplement and the applicable terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018, as modified by this pricing supplement.

P-3	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
ADDITIONAL TERMS OF YOUR NOTES
You should read this pricing supplement together with the prospectus dated September 7, 2018, as supplemented by the prospectus supplement dated September 7, 2018 and the product prospectus supplement FIN-1 dated September 20, 2018, relating to our Senior Global Medium-Term Notes, Series H, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement FIN-1. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement FIN-1 in several important ways. You should read this pricing supplement carefully.
This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated September 7, 2018, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement FIN-1 dated September 20, 2018 and “Additional Risk Factors” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005973/l96181424b3.htm
Prospectus Supplement dated September 7, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000121465918005975/f97180424b3.htm
Product Prospectus Supplement FIN-1 dated September 20, 2018:
https://www.sec.gov/Archives/edgar/data/1000275/000114036118038802/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275. As used in this pricing supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.

P-4	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
ADDITIONAL RISK FACTORS
The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement FIN-1 dated September 20, 2018 and the prospectus supplement dated September 7, 2018. You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.
You May Lose a Portion of the Principal Amount at Maturity. Investors in the Notes could lose a substantial portion of their principal amount at maturity if the Reference Rate on the Observation Date is less than 0.8473%. The interest payments that you receive on the Notes may not be sufficient to compensate you for any loss of the principal.
The Maximum Return on the Notes Is Limited to Principal Plus Interest, Regardless of Any Appreciation in the Reference Rate. Investors will not receive a payment at maturity with a value greater than the principal amount invested plus interest. This will be the case even if the Reference Rate increases significantly above 0.8473%, even though the investor has downside exposure.
Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes. Investors are dependent on our ability to pay all amounts due on the Notes on the interest payment dates and at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decrease in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.
The Initial Estimated Value of the Notes Is Less than the Price to the Public.   The initial estimated value set forth on the cover page does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the level of the Reference Rate, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.
The Initial Estimated Value of the Notes on the Cover Page Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set. The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the pricing date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.

P-5	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
LIBOR May Be Discontinued After 2021, and a Benchmark Transition Event and its Related Benchmark Replacement Date May Occur Prior to Such Discontinuance.
As noted under “Risk Factors – Risks Relating to Floating Rate Notes” in the accompanying prospectus supplement dated September 7, 2018, the continuation of USD LIBOR on the current basis cannot and will not be guaranteed after 2021.
In addition, a Benchmark Transition Event and its related Benchmark Replacement Date (both as defined under “Determination of USD LIBOR — Effect of Benchmark Transition Event” below (the “Benchmark Transition Provisions”)) may occur even if banks are submitting rates for the calculation of LIBOR and USD LIBOR rates are being published.  See the definition of “Benchmark Transition Event.”
The Effect of a Benchmark Transition Event on the Notes is Uncertain.
It is not possible to predict the effect that a Benchmark Transition Event will have on the Notes.  If we or the calculation agent (after consultation with us) determines that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR, then a Benchmark Replacement (defined in the Benchmark Transition Provisions) will be selected by us or the calculation agent (after consultation with us) in accordance with the Benchmark Transition Provisions.  The selection of a Benchmark Replacement, and any decisions, determinations or elections made by us or the calculation agent in connection with implementing a Benchmark Replacement with respect to the Notes in accordance with the Benchmark Transition Provisions, could result in adverse consequences to the amount payable at maturity, which could adversely affect the return on, value of and market for the Notes.  Further, there is no assurance that the characteristics of any Benchmark Replacement will be similar to USD LIBOR, or that any Benchmark Replacement will produce the economic equivalent of USD LIBOR.  See “Determination of USD LIBOR” below.
The Secured Overnight Financing Rate Is a Relatively New Reference Rate and its Composition and Characteristics Are Not the Same as USD LIBOR.
Under the Benchmark Transition Provisions of the Notes, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR, then the payment at maturity on the Notes may be determined based on the Secured Overnight Financing Rate (“SOFR”).
On June 22, 2017, the Alternative Reference Rates Committee (“ARRC”) convened by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York identified SOFR as the rate that, in the consensus view of the ARRC, represented best practice for use in certain new U.S. dollar derivatives and other financial contracts.  SOFR is a broad measure of the cost of borrowing cash overnight collateralized by U.S. treasury securities, and has been published by the Federal Reserve Bank of New York since April 2018.  The Federal Reserve Bank of New York has also begun publishing historical indicative Secured Overnight Financing Rates from 2014.  Investors should not rely on any historical changes or trends in SOFR as an indicator of future changes in SOFR.
The composition and characteristics of SOFR are not the same as those of LIBOR, and SOFR is fundamentally different from LIBOR for two key reasons.  First, SOFR is a secured rate, while LIBOR is an unsecured rate.  Second, SOFR is an overnight rate, while LIBOR is a forward-looking rate that represents interbank funding over different maturities (e.g., three months).  As a result, there can be no assurance that SOFR (including Term SOFR and Compounded SOFR, both as defined in the Benchmark Transition Provisions) will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, market volatility or global or regional economic, financial, political, regulatory, judicial or other events.
Additionally, daily changes in SOFR have, on occasion, been more volatile than daily changes in other benchmark or market rates, such as USD LIBOR.  Although changes in Term SOFR and Compounded SOFR generally are not expected to be as volatile as changes in daily levels of SOFR, the return on and value of the Notes may fluctuate more than floating rate securities that are linked to less volatile rates.  In addition, the volatility of SOFR has reflected the underlying volatility of the overnight U.S. Treasury repo market.  The Federal Reserve Bank of New York has at times conducted operations in the overnight U.S. Treasury repo market in order to help maintain the federal funds rate within a target range.  There can be no assurance that the Federal Reserve Bank of New York will continue to conduct such operations in the future, and the duration and extent of any such operations is inherently uncertain.  The effect of any such

P-6	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
operations, or of the cessation of such operations to the extent they are commenced, is uncertain and could be materially adverse to investors in the Notes.
SOFR is published by the Federal Reserve Bank of New York based on data received by it from sources other than us, and we have no control over its methods of calculation, publication schedule, rate revision practices or the availability of SOFR at any time.  There can be no guarantee, particularly given its relatively recent introduction, that SOFR will not be discontinued or fundamentally altered in a manner that is materially adverse to the interests of investors in the Notes.  If the manner in which SOFR is calculated is changed, that change may result in a reduction in the amount payable on the Notes at maturity and the trading prices of the Notes.  In addition, the Federal Reserve Bank of New York may withdraw, modify or amend published SOFR data in its sole discretion and without notice.  The payment at maturity will not be adjusted for any modifications or amendments to SOFR data that the Federal Reserve Bank of New York may publish after the Observation Date.
Since SOFR is a relatively new reference rate, the Notes may not have an established trading market if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR, and an established trading market may never develop or may not be very liquid.  Market terms for debt securities linked to SOFR may evolve over time, and trading prices of the Notes may be lower than those of later-issued SOFR-based debt securities as a result.  Similarly, if SOFR does not prove to be widely used in securities such as the Notes, the trading price of the Notes may be lower than those of Notes linked to reference rates that are more widely used.  Investors in the Notes may not be able to sell the Notes at all or may not be able to sell the Notes at prices that will provide them with a yield comparable to similar investments that have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
The Development of Term SOFR Is Uncertain.
Under the terms of the Notes, the first Benchmark Replacement will be based on Term SOFR, a forward-looking term rate for a tenor of three months that will be based on SOFR.  Term SOFR does not currently exist and is currently being developed under the sponsorship of the ARRC.  There is no assurance that the development of Term SOFR, or any other forward-looking term rate based on SOFR, will be completed.  Uncertainty surrounding the development of forward-looking term rates based on SOFR could have a material adverse effect on the return on, value of and market for the Notes.

P-7	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
DETERMINATION OF USD LIBOR
USD LIBOR will be the offered rate appearing on the Refinitiv page LIBOR01 as of 11:00 A.M., London time, on the Observation Date, for deposits in U.S. dollars having the relevant index maturity (e.g., three months), as determined by the calculation agent.  “Refinitiv page LIBOR01” refers to the LIBOR01 page on the Refinitiv Eikon service (or any successor service) (or any replacement page or pages on the Refinitiv Eikon service or any successor service on which London interbank rates of major banks for U.S. dollars are displayed).
If the rate described above does not so appear on the Refinitiv page LIBOR01, then USD LIBOR for the Observation Date will be equal to such rate on the business day when USD LIBOR for the relevant index maturity was last available on the Refinitiv page LIBOR01, as determined by the calculation agent.
Effect of Benchmark Transition Event
Notwithstanding the foregoing, if we determine, or the calculation agent (after consultation with us) determines, that a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any determination of the Benchmark on any date, the Benchmark Replacement will replace the then-current Benchmark for all purposes relating to the Notes in respect of such determination on such date and all determinations on all subsequent dates.
In connection with the implementation of a Benchmark Replacement, we or the calculation agent (after consultation with us) will have the right to make Benchmark Replacement Conforming Changes from time to time.
Any determination, decision or election that may be made by us or the calculation agent pursuant to the Benchmark Transition Provisions set forth herein, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection:
•	will be conclusive and binding absent manifest error;
•	if made by us, will be made in our sole discretion;
•	if made by the calculation agent, will be made after consultation with us, and the calculation agent will not make any such determination, decision or election to which we object; and
•
notwithstanding anything to the contrary in the indenture, the form of global note or any other documentation relating to the Notes, shall become effective without consent from the holders of the Notes or any other party.

Any determination, decision or election pursuant to the Benchmark Transition Provisions not made by the calculation agent will be made by us on the basis described above.  In addition, we may designate an entity (which may be our affiliate) to make any determination, decision or election that we have the right to make in connection with the Benchmark Transition Provisions set forth in this pricing supplement.
As used in the Benchmark Transition Provisions set forth herein:
“Benchmark” means, initially, USD LIBOR; provided that if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to USD LIBOR or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement.
“Benchmark Replacement” means the Interpolated Benchmark; provided that if the calculation agent (after consultation with us) cannot determine the Interpolated Benchmark as of the Benchmark Replacement Date, then “Benchmark Replacement” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consultation with us) as of the Benchmark Replacement Date:
(1)	the sum of: (a) Term SOFR and (b) the Benchmark Replacement Adjustment;
(2)	the sum of: (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment;

P-8	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
(3)
the sum of: (a) the alternate rate of interest that has been selected or recommended by the Relevant Governmental Body as the replacement for the then-current Benchmark for the applicable Corresponding Tenor and (b) the Benchmark Replacement Adjustment;

(4)	the sum of: (a) the ISDA Fallback Rate and (b) the Benchmark Replacement Adjustment;
(5)
provided that if (i) the Benchmark Replacement cannot be determined in accordance with clause (3) or (4) above as of the Benchmark Replacement Date or (ii) we or the calculation agent (after consultation with us) shall have determined that the ISDA Fallback Rate determined in accordance with clause (4) above is not an industry-accepted rate of interest as a replacement for the then-current benchmark for U.S. dollar denominated floating rate notes at such time, then the Benchmark Replacement shall be the sum of: (a) the alternate rate of interest that has been selected by us or the calculation agent (after consultation with us) as the replacement for the then current Benchmark for the applicable Corresponding Tenor giving due consideration to any industry accepted rate of interest as a replacement for the then-current Benchmark for U.S. dollar denominated floating rate fixed income instruments at such time and (b) the Benchmark Replacement Adjustment.

“Benchmark Replacement Adjustment” means the first alternative set forth in the order below that can be determined by us or the calculation agent (after consultation with us) as of the Benchmark Replacement Date:
(1)
the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected or recommended by the Relevant Governmental Body for the applicable Unadjusted Benchmark Replacement;

(2)	if the applicable Unadjusted Benchmark Replacement is equivalent to the ISDA Fallback Rate, then the ISDA Fallback Adjustment;
(3)
the spread adjustment (which may be a positive or negative value or zero) that has been selected by us or the calculation agent (after consultation with us) giving due consideration to any industry-accepted spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the then-current Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. dollar denominated floating rate notes at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definitions of “business day,” timing and frequency of determining rates, rounding of amounts or tenors and other administrative matters) that we or the calculation agent (after consultation with us) decides may be appropriate to reflect the adoption of such Benchmark Replacement in a manner substantially consistent with market practice (or, if we or the calculation agent (after consultation with us) decides that adoption of any portion of such market practice is not administratively feasible or that no market practice for use of the Benchmark Replacement exists, in such other manner as we or the calculation agent (after consultation with us) determines is reasonably necessary).
“Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Benchmark:
(1)
in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the Benchmark permanently or indefinitely ceases to provide the Benchmark; or

(2)	in the case of clause (3) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.
For the avoidance of doubt, if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination.

P-9	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
For the avoidance of doubt, for purposes of the definitions of Benchmark Replacement Date and Benchmark Transition Event, references to “Benchmark” also include any reference rate underlying such Benchmark (for example, if the Benchmark becomes the sum of (a) Compounded SOFR and (b) the Benchmark Replacement Adjustment in accordance with clause (2) of the definition of “Benchmark Replacement,” references to Benchmark would include SOFR).
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:
(1)
a public statement or publication of information by or on behalf of the administrator of the Benchmark announcing that such administrator has ceased or will cease to provide the Benchmark, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark;

(2)
a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark, the central bank for the currency of the Benchmark, an insolvency official with jurisdiction over the administrator for the Benchmark, a resolution authority with jurisdiction over the administrator for the Benchmark or a court or an entity with similar insolvency or resolution authority over the administrator for the Benchmark, which states that the administrator of the Benchmark has ceased or will cease to provide the Benchmark permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Benchmark; or

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Benchmark announcing that the Benchmark is no longer representative.
“Compounded SOFR” means the compounded average of SOFRs for the applicable Corresponding Tenor, with the rate, or methodology for this rate, and conventions for this rate (which will be compounded in arrears with a lookback and/or suspension period as a mechanism to determine the Final Reference Rate) being established by us or the calculation agent (after consultation with us) in accordance with:
(1)	the rate, or methodology for this rate, and conventions for this rate selected or recommended by the Relevant Governmental Body for determining compounded SOFR; provided that:
(2)
if, and to the extent that, we or the calculation agent (after consultation with us) determines that Compounded SOFR cannot be determined in accordance with clause (1) above, then the rate, or methodology for this rate, and conventions for this rate that have been selected by us or the calculation agent (after consultation with us) giving due consideration to any industry-accepted market practice for U.S. dollar denominated floating rate notes at such time.

“Corresponding Tenor” with respect to a Benchmark Replacement means a tenor (including overnight) having approximately the same length (disregarding business day adjustment) as the applicable tenor for the then-current Benchmark.
“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source. We are not incorporating by reference the website or any material it includes in this pricing supplement.
“Interpolated Benchmark” with respect to the Benchmark means the rate determined for the Corresponding Tenor by interpolating on a linear basis between: (1) the Benchmark for the longest period (for which the Benchmark is available) that is shorter than the Corresponding Tenor and (2) the Benchmark for the shortest period (for which the Benchmark is available) that is longer than the Corresponding Tenor.
“ISDA Definitions” means the 2006 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. or any successor thereto, as amended or supplemented from time to time, or any successor definitional booklet for interest rate derivatives published from time to time.

P-10	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
“ISDA Fallback Adjustment” means the spread adjustment (which may be a positive or negative value or zero) that would apply for derivatives transactions referencing the ISDA Definitions to be determined upon the occurrence of an index cessation event with respect to the Benchmark for the applicable tenor.
“ISDA Fallback Rate” means the rate that would apply for derivatives transactions referencing the ISDA Definitions to be effective upon the occurrence of an index cessation date with respect to the Benchmark for the applicable tenor excluding the applicable ISDA Fallback Adjustment.
“Reference Time” with respect to any determination of the Benchmark means (1) if the Benchmark is USD LIBOR, 11:00 a.m. (London time) on the Observation Date, and (2) if the Benchmark is not USD LIBOR, the time determined by us or the calculation agent (after consultation with us) in accordance with the Benchmark Replacement Conforming Changes.
“Relevant Governmental Body” means the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System and/or the Federal Reserve Bank of New York or any successor thereto.
“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s Website.
“Term SOFR” means the forward-looking term rate for the applicable Corresponding Tenor based on SOFR that has been selected or recommended by the Relevant Governmental Body.
“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

P-11	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
HYPOTHETICAL RETURNS ON THE NOTES
The examples below illustrate the hypothetical return at maturity on a $1,000 investment in the Notes.  The “return,” as used in this section is the number, expressed as a percentage, which results from comparing the payments on the Notes per $1,000 in principal amount to $1,000.  The hypothetical total returns set forth below are based on the assumption that the Notes will be held for a full year.  The hypothetical returns set forth below are for illustrative purposes only and may not be the actual returns applicable to investors in the Notes.  The numbers appearing in the examples below have been rounded for ease of analysis.
Hypothetical Examples of Amounts Payable at Maturity
Example 1: On the Observation Date, the Final Reference Rate is 2.75%. Because the Final Reference Rate is greater than 0.8473%, the investor receives a payment at maturity of $1,000, in addition to the interest payments received over the term of the Notes.
Example 2: On the Observation Date, the Final Reference Rate is 0.8473%. Because the Final Reference Rate is equal to 0.8473%, the investor receives a payment at maturity of $1,000, in addition to the interest payments received over the term of the Notes.
Example 3: On the Observation Date, the Final Reference Rate is 0.50%. Because the Final Reference Rate is less than 0.8473%, in addition to the interest payments received over the term of the Notes, the investor will receive a payment at maturity equal to $590.11, calculated as follows:
$1,000 x (0.50% ÷ 0.8473%) = $590.11
Example 4: On the Observation Date, the Final Reference Rate is 0.25%. Because the Final Reference Rate is less than 0.8473%, in addition to the interest payments received over the term of the Notes, the investor will receive a payment at maturity equal to $295.05, calculated as follows:
$1,000 x (0.25% ÷ 0.8473%) = $295.05

P-12	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
HISTORICAL INFORMATION
Historically, the Reference Rate has experienced significant fluctuations. Any historical upward or downward trend in this rate during any period shown below is not an indication of the level of the Reference Rate on the Observation Date. Royal Bank cannot make any assurances that the future level of the Reference Rate will result in holders of the Notes receiving the full principal amount at maturity.
The graph below sets forth the historical performance of the Reference Rate from January 1, 2015 through February 18, 2020.

P-13	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
The Notes are not intended for purchase by any investor that is not a United States person, as that term is defined for U.S. federal income tax purposes, and no dealer may make offers of the Notes to any such investor.  Each investor, by purchasing the Notes, agrees not to transfer them to any person or entity that is not a United States person.
Delivery of the Notes will be made against payment for the Notes on February 25, 2020.
We will deliver the Notes on a date that is greater than two business days following the Pricing Date. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the original Issue Date will be required to specify alternative arrangements to prevent a failed settlement.
For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution–Conflicts of Interest” in the prospectus dated September 7, 2018.
After the initial offering of the Notes, the price to the public may change.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of up to approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement is expected to be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
We may use this pricing supplement in the initial sale of the Notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
Each of RBCCM and any other broker-dealer offering the Notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the Notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA or the United Kingdom has been prepared, and therefore, offering or selling the Notes or otherwise making them available to any retail investor in the EEA or the United Kingdom may be unlawful under the PRIIPs Regulation.

P-14	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the Reference Rate.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Rate, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the pricing date being less than their public offering price.  See “Additional Risk Factors—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

P-15	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
SUPPLEMENTAL DISCUSSION OF
U.S. FEDERAL INCOME TAX CONSEQUENCES
The following is a general description of the material U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the Notes and receiving payments under the Notes. This summary is based upon the law as in effect on the date of this document and is subject to any change in law that may take effect after such date.
The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement and it supersedes the discussion of U.S. federal income taxation in the accompanying product prospectus supplement. It applies only to those holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. This discussion applies only to U.S. holders and non-U.S. holders that will purchase the Notes upon original issuance and will hold the Notes as capital assets for U.S. federal income tax purposes.  In addition, the discussion below assumes that an investor in the Notes will be subject to a significant risk that it will lose a significant amount of its investment in the Notes.
You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.
NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.
In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat a note with terms described in this document as a pre-paid cash-settled income-bearing derivative contract linked to the Reference Rate for U.S. federal income tax purposes, and the terms of the Notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. In addition, we intend to treat the coupons as U.S. source income for U.S. federal income tax purposes.  The following discussion assumes that the treatment described in this paragraph is proper and will be respected.
Although the U.S. federal income tax treatment of the coupon is uncertain, we intend to take the position, and the following discussion assumes, that such coupon (including any coupon paid on or with respect to the maturity date) constitutes taxable ordinary income to a U.S. holder at the time received or accrued in accordance with the holder’s regular method of tax accounting. If the Notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale or maturity of the Notes in an amount equal to the difference between the cash amount a holder receives at such time (other than amounts properly attributable to any coupon, which would be taxed, as described above, as ordinary income) and the holder’s tax basis in the Notes.  In general, a U.S. holder’s tax basis in the Notes will be equal to the price the holder paid for the Notes.  Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The ordinary income treatment of the coupons, in conjunction with the capital loss treatment of any loss recognized upon the sale, exchange or maturity of the Notes, could result in adverse tax consequences to a holder because the deductibility of capital losses is subject to limitations.
Alternative Treatments.  Alternative tax treatments of the Notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate. For example, it is possible to treat the Notes, and the Internal Revenue Service might assert that the Notes should be treated, as a single debt instrument.
Because of the absence of authority regarding the appropriate tax characterization of the Notes, it is also possible that the Internal Revenue Service could seek to characterize the Notes in a manner that results in other tax consequences that are different from those described above.  For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale or maturity of the Notes should be treated as ordinary gain or loss.

P-16	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
The Internal Revenue Service has released a notice that may affect the taxation of holders of “prepaid forward contracts” and similar instruments.  According to the notice, the Internal Revenue Service and the U.S. Treasury Department are actively considering whether the holder of such instruments should be required to accrue ordinary income on a current basis.  While it is not clear whether the Notes would be viewed as similar to such instruments, it is possible that any future guidance could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect.
Backup Withholding and Information Reporting.  Payments made with respect to the Notes and proceeds from the sale or exchange of the Notes may be subject to a backup withholding tax unless, in general, the holder complies with certain procedures or is an exempt recipient. Any amounts so withheld generally will be refunded by the Internal Revenue Service or allowed as a credit against the holder’s U.S. federal income tax liability, provided the holder makes a timely filing of an appropriate tax return or refund claim to the Internal Revenue Service.
Reports will be made to the Internal Revenue Service and to holders that are not exempted from the reporting requirements.
Non-U.S. holders.  The following discussion applies to non-U.S. holders of the Notes. A non-U.S. holder is a beneficial owner of a Note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.
While the U.S. federal income tax treatment of the Notes (including proper characterization of the coupons for U.S. federal income tax purposes) is uncertain, U.S. federal income tax at a 30% rate (or at a lower rate under an applicable income tax treaty) will be withheld in respect of the coupons paid to a non-U.S. holder unless such payments are effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. (in which case, to avoid withholding, the non-U.S. holder will be required to provide a Form W-8ECI). We will not pay any additional amounts in respect of such withholding. To claim benefits under an income tax treaty, a non-U.S. holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form).  In addition, special rules may apply to claims for treaty benefits made by corporate non-U.S. holders.  A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.  The availability of a lower rate of withholding or an exemption from withholding under an applicable income tax treaty will depend on the proper characterization of the coupons under U.S. federal income tax laws and whether such treaty rate or exemption applies to such coupon payments.  No assurance can be provided on the proper characterization of the coupons for U.S. federal income tax purposes and, accordingly, no assurance can be provided on the availability of benefits under any income tax treaty.  Non-U.S. holders should consult their tax advisors in this regard.
Except as discussed below, a  non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on any gain (not including, for the avoidance of doubt, any amounts properly attributable to any coupon which would be subject to the rules discussed in the previous paragraph) upon the sale or maturity of the Notes, provided that (i) the holder complies with any applicable certification requirements (which certification may generally be made on a Form W-8BEN or W-8BEN-E, or a substitute or successor form), (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale or maturity of the Notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments. Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.
As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments as to the Notes to become subject to withholding tax in addition to the withholding tax described above, we will withhold tax at the applicable statutory rate. The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the Notes should be subject to withholding tax. We will not be required to pay any additional amounts in respect of such withholding. Prospective investors should consult their own tax advisors in this regard.

P-17	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”), imposes a 30% U.S. withholding tax on certain U.S. source payments of interest (and OID), dividends, or other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property (including payments at maturity, or upon a redemption or sale) of a type which can produce U.S. source interest or dividends (“withholdable payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on your behalf) unless such institution enters into an agreement with the U.S. Treasury Department to collect and provide to the U.S. Treasury Department certain information regarding U.S. account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA.  In addition, the Notes may constitute a “financial account” for these purposes and thus, be subject to information reporting requirements pursuant to FATCA.  The legislation also generally imposes a withholding tax of 30% on withholdable payments made to a non-financial foreign entity, unless that entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity.
The U.S. Treasury Department and the IRS have announced that withholding on payments of gross proceeds from a sale or redemption of the Notes will only apply to payments made after December 31, 2018.  However, recently proposed regulations eliminate the requirement of withholding on gross proceeds from the sale or disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. We will not pay additional amounts with respect to any FATCA withholding.  Therefore, if such withholding applies, any payments on the Notes will be significantly less than what you would have otherwise received.  Depending on your circumstances, these amounts withheld may be creditable or refundable to you.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.  You are urged to consult with your own tax advisor regarding the possible implications of FATCA on your investment in the Notes.

P-18	RBC Capital Markets, LLC

3 Month U.S. Dollar ICE LIBOR Rate Linked Notes due February 25, 2021
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the Notes or the Indenture which may be limited by applicable law; to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes, and to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated September 7, 2018.

P-19	RBC Capital Markets, LLC